

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.
26 Broadway, Suite 934
New York, NY 10004

Re: Ilustrato Pictures International, Inc.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed April 13, 2023
File No. 000-56487

Dear Nicolas Link:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2023 letter.

Amendment No. 3 to Registration Statement on Form 10-12G filed April 13, 2023

Business, page 1

1. Please expand the disclosure in this section or another appropriate section, such as the Certain Relationships and Related Transactions, and Director Independence section to discuss the "Long Term Investment" and "Investment in Dear Cashmere Holding Co." assets mentioned in Note 7 on page F-10. In this regard, we note the disclosure on page 55 that your chairman of the board of directors and CEO is also the chairman of the board of Dear Cashmere Holdings. Also, file as exhibits the underlying agreements concerning your investment in Dear Cashmere Holding Co.

Organizational Structure, page 2

2.   We note your response to prior comment 2. Please revise the disclosure in the eleventh bullet point on page 3 to disclose, if applicable, that QIND common stock is currently quoted on the OTC Pink.

Risk Factors, page 27

3.   We note your response to prior comment 5. Please disclose the extent to which you have not been able to service your debt obligations, such as whether you were in default on the note issued to Discover on February 4, 2022 with a maturity date of February 4, 2023. Also, tell us why the disclosure in the Debt Securities section beginning on page 67 does not mention the convertible notes issued by the company: (1) to GPL Ventures LLC on June 14, 2021 for the amount of $500,000 with a maturity date of June 13, 2023; and (2) to AES Capital Management LLC on September 10, 2021 for the amount of $375,000 with a maturity date of March 10, 2023. In this regard, we note the disclosure of the issuance of the two notes on page 61 of the Debt Securities section of your prior amendment.

4.   Please include a risk factor to highlight the risks related to intangibles and goodwill, such as possible write downs. We note the new disclosure on page F-2 about the amount of goodwill and intangibles compared to the amount of your total assets as of December 31, 2022.

5.   Please include a risk factor to highlight the risk concerning the new information on page F-1 that "At the end of the year, accounts receivable for the previous year and the current year have not been collected. The management has represented that they will collect the cash for all outstanding account receivables due from the previous years and the current year."

Our ability to generate the significant amount of cash, page 28

6.   We note your response to prior comment 8. Please revise the disclosure to explain how you plan to fund the cash obligations for the acquisitions of Quality International Co Ltd FCZ and Petro Line FZ-LLC.

Our long-term success depends, in part, on our ability to operate and expand, page 32

7.   We note your response to prior comment 9. Please quantify the significance of the international operations to the company, such as the amount of assets outside of the United States.

An unfavorable outcome of any pending contingencies or litigation, page 34

8.   We note the disclosure that "In general, we lack much information and evidence to support the assertions of financial statements prior to the current management taking over

and there are chances that preceding management of the company might have missed compliances for which we are not aware" and the lack of information mentioned on page F-14. Where you do not have the information, please comply with Rule 12b-21.

We are subject to changes in contract estimates, page 37

9. We note the reference on page 37 to "We account for substantially all long-term contracts." However, you do not appear to refer to long-term contracts elsewhere in your amendment. Please advise or revise accordingly.

Risks Related to our Management and Control Persons, page 38

10. Please include a risk factor to highlight the conflicts of interest of your officers and directors. For example, we note the disclosure on page 55 that the CEO and Chairman of the Board of Directors of your company is: (1) the Chairman of the Board of Directors of Dear Cashmere Holding Co.; and (2) the CEO and Chairman of the Board of Directors of CGrowth Capital, Inc.

The issuance of shares of our common stock upon conversion or exercise, page 40

11. We note that you have stated the number of shares of common stock issuable upon conversion in your supplemental response to prior comment 11. As previously requested, disclose the number of shares of common stock issuable upon conversion or exercise of outstanding preferred stock, warrants and convertible notes. In addition, include a risk factor to highlight the risks concerning the number of shares of common stock issuable upon conversion or exercise is more than your authorized shares of common stock. Also, include disclosure in the appropriate section to discuss how you plan to address the risk.

Recent Developments and Plan of Operations
Second Half of 2022, page 45

12. We note your response to prior comment 12. Please revise the second sentence to clarify, if true, that you had completed seven acquisitions by the end of 2022. In addition, remove the reference to AL Shola Al Modea Safety and Security LLC being the last acquisition of the year or consistent with your response and the disclosures on page 2 and elsewhere, if true, revise the sentence to clarify that while you had entered into an agreement to acquire AL Shola Al Modea Safety and Security LLC, the acquisition was still pending at the end of 2022.

First Half of 2023, page 46

13. You disclose that you acquired 52% of Quality International Co Ltd FCZ on January 18, 2023, and 51% of Petro Line FZ LLC on January 27, 2023, which is not consistent with the disclosures on pages 2 and F-7 indicating that you only signed agreements to acquire interests in these companies on the stated dates. Further, on page 19 you disclose that the acquisition of Quality International Co Ltd FCZ was consummated on March 6, 2023.

Please revise to resolve the inconsistencies, or advise us.

14. Please clarify the references to "purchase orders of $150M in various stages of the manufacturing process" and "an additional $220M in expected orders." For example, are the orders expected to be filled within the current year?

Financial Revenue Forecasts, page 47

15. We note your disclosure of the FY23 revenue forecast of $200 million based upon historic performance and known purchase orders at the time of filing. Please expand to disclose in more detail how you derived the forecasted revenue, including the material estimates and assumptions underlying the forecasted revenue and any factors or contingencies that would affect forecasted revenue ultimately materializing. Refer to Item 10(b) of Regulation S-K.

16. Please continue to revise the disclosure in response to prior comment 13. For example, we have the following comments:

- Please ensure that the disclosure in your amended document is consistent with the material outside of your amended document. For example, we note the disclosure on page 46 that the Defense division forecast revenue of $10 million for fiscal year 2023 does not appear to be consistent with the statement of your Managing Director in your February 13, 2023 press release about the defense subsidiary that "We expect this division to deliver upwards of $15 million in profitable revenue this year before it ramps up exponentially in 2024."

- Please tell us why you believe that it is appropriate to present only revenue from your four divisions without presenting measures of net income (loss). For guidance, see Item 10(b)(2) of Regulation S-K.

Results of Operations, page 47

17. Revise the last caption of the first table on page 47 to indicate that you reported an operating loss in fiscal 2022 (e.g., Operating income (loss)). In addition, to facilitate an investor's understanding, please revise all tables with comparative data in the MD&A to present fiscal 2022 information in the first column and fiscal 2021 in the second. Lastly, revise to correct all formatting and mathematical mistakes in the tables presented.

18. We note the revisions made in response to prior comment 14. In the third paragraph you indicate that Quality International was "consolidated for the last three quarters of 2022 following the signed binding letter of intent for its acquisition in Q2, 2022." Since you disclose on page 19 that the acquisition of Quality International closed on March 6, 2023, please explain to us in detail your reasons for consolidating that entity for the last three quarters of 2022. Describe to us the circumstances surrounding the acquisition and any terms of the binding letter of intent that would support that conclusion. Cite the accounting guidance on which you relied.

19. We note your response to prior comment 16. Please further revise the discussion of Other Non-Operating Income on page 49 to describe the circumstances that resulted in the gains recorded in each annual period relating to your purchase of shares on DRCR and QIND. Similarly, revise the discussion of Other Non-Operating Expenses to explain why you recorded a loss on convertible notes in the year ended December 31, 2021.

Liquidity and Capital Resources, page 50

20. Please quantify the amount of your "historical debt obligations" mentioned in the first paragraph on page 50.

21. We note the revisions made in response to prior comment 19. Please further revise to correct the disclosure of your working capital of $59 million and your cash and cash equivalent amounts as of December 31, 2022 in the fifth paragraph of the section. In this regard, we note that your working capital deficit as of December 31, 2022 is correctly disclosed in paragraph 6 of the section.

22. We note the revisions made in response to prior comment 19. Please revise the table on page 50 to correctly disclose your net cash provided by operating activities in fiscal 2022 and fiscal 2021. In addition, revise the discussion of operating cash flows to correctly present and discuss amounts that reflect the amounts presented on your statements of cash flows on page F-5. Lastly, expand the discussion of investing cash flows on page 51 to identify the 2022 acquisitions for which you used cash of $60 million, and tell us where that information is presented on the statements of cash flows.

23. We note your response to prior comment 20. Please further revise the section to disclose the current status of the Serbian investment project, and the reasons for the project being on hold.

24. Please discuss the material terms of the $5.5 million in funding that you have secured from RB Capital mentioned in your press release on March 31, 2023 and file as exhibits the underlying agreements concerning the secured funding. Also, please clarify, with a view to disclosure, the reference to the funding "requires the free issuance of shares" mentioned by Mr. Link in the press release. In addition, file as an exhibit the agreement with Discover mentioned in the press release.

25. Please expand this section to discuss the "Loans advanced" and "Advance given to suppliers" mentioned in Note 4 on page F-10. For example, why did you advance loans, to whom did you advance the loans, and were there any written agreements concerning the loans advanced? As another other example, why were advances given to suppliers?

Executive Compensation, page 58

26. We note your response to prior comment 22. Please revise the table on page 58 to clarify, if true, that the compensation information in the table does not include shares of common stock to be issued in 2023 to the named executive officers. Also, expand the disclosure in the footnotes to the table on page 58 to disclose the value of the shares of common stock

of QIND to be issued to the named executive officers based on the recent closing price of QIND.

27. It appears from the disclosure in the table on page 58 and from the disclosure on pages 58-63 that the amount of stock awards of Ilustrato securities may be much higher than the amount of stock awards of QIND securities. If the amounts may be much higher, then expand the appropriate section to discuss the conflicts of interest and the higher amounts. Also, disclose the amount of hours per week that the named executive officers devote to Ilustrato compared to QIND.

28. Please provide the director compensation table and the narrative to the table required by Item 402(r) of Regulation S-K. Also, expand this section or another section, such as the Certain Relationships and Related Transactions and Director Independence section, to discuss the "Director's current accounts" of $2,096,777 as of December 31, 2022 mentioned in Note 4 on page F-10.

Certain Relationships and Related Transactions, and Director Independence, page 64

29. We note your response to prior comment 23. Please describe the services provided by Daniel Link, the duration of such services and clarify the relationship between Daniel Link and Nicolas Link.

30. Please expand the disclosure in this section to discuss the acquisition of FB Technologies Global, Inc. In this regard, disclose the principle followed in determining the amount at which the assets of FB Technologies were acquired by the company, disclose the identity of the persons making the determination and their relationship with the company. Also, state the cost to FB Technologies to acquire the ILUS securities.

Recent Sales of Unregistered Securities, page 68

31. We note the disclosure on pages 71-72 about three notes converted by RB Capital Partners Inc. on May 4, 2022, July 26, 2022 and on March 21, 2023. Please disclose when you issued each of the notes and file as exhibits the underlying agreements concerning the convertible notes.

32. Please revise the disclosure on page 72 to clearly explain the issuances of shares of common stock as "commitment shares" to AJB Capital Investment LLC in December 2022 and in March 2023.

Report of Independent Registered Public Accounting Firm, page F-1

33. Please have your auditor revise its report to indicate that it audited the statements of income, changes in stockholders' equity, and cash flows for the *two* years in the period ended December 31, 2022 and to correctly opine on the company's financial position as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the *two* years in the period ended December 31, 2022.

34. Please have your auditor revise its report to remove the reference to the audit having been conducted in accordance with auditing standards generally accepted in the United States of America. Refer to Rules 2-02 and 1-02(d) of Regulation S-X.

35. We note your response to comment 37. The explanatory paragraph in the auditor's report regarding going concern does not use the phrase "substantial doubt about the entity's ability to continue as a going concern" or similar wording that includes the terms substantial doubt and going concern in accordance with PCAOB Auditing Standards 2415.12. Please have your auditor revise its audit report to comply.

36. We note the auditor's explanatory paragraph regarding accounts receivable. Please have your auditor describe to us the audit procedures it performed relating to the company's accounts receivables at the end of each reported period. To the extent that your auditor has relied only on management's representation that cash will be collected on all outstanding accounts receivable from the previous as well as current years, have your auditor explain to us how it has complied with PCAOB standards in performing the procedures required to support the expression of an opinion. Refer to PCAOB Auditing Standards 2100 and 2300.

37. We note the auditor's report states that it also audited the company's internal control over financial reporting, or ICFR, as of December 31, 2022 and refers to its report dated April 6, 2023 that expressed an unqualified opinion on the company's ICFR. However, we note from management's report on ICFR on page 63 of the company's Form 10-K for the year ended December 31, 2022 that the company's ICFR was not subject to attestation by a registered public accounting firm and one was not performed. Further, we note that management concluded that as of December 31, 2022, the company's ICFR was not effective. Please have your auditor revise its report, or advise us.

38. We note your auditor's report refers to the reviews of the other auditor for Bull Head Products Inc. ("Bull Head") and Georgia Fire & Rescue Supply LLC ("Georgia") and that your auditor relied on the review report issued by the other auditor. Please clarify which year(s) were covered by the review report. Considering the fact that a review is substantially less in scope than an audit, have your auditor explain to us why it would be appropriate to rely on a review of these entities by another auditor in forming its opinion. Have your auditor explain to us the procedures it performed on the financial statements of Bull Head and Georgia and the reported periods to which the procedures relate. Refer to PCAOB Auditing Standards 1205.

39. We note the auditor's report includes a critical audit matter which states that due to the ongoing uncertainty regarding the outcome of the litigation on lien marked shares, ILUS has decided not to consolidate FB Fire Technologies Ltd, or FB Fire. This appears inconsistent with the rest of the filing where you disclose that FB Fire was acquired on June 10, 2020 and that the company obtained effective control as of January 14, 2021. Please revise to clarify whether FB Fire is a consolidated entity and to eliminate all inconsistent and confusing disclosures. In addition, have your auditor revise the audit

report as appropriate. If still applicable, include the required language preceding the critical audit matter pursuant to PCAOB Auditing Standards 3101.15.

Consolidated Balance Sheets, page F-2

40. Please revise to present the correct number of shares of common stock issued and outstanding as of December 31, 2022 *and* December 31, 2021. Ensure that the amounts presented are consistent with the information presented on the Statement of Stockholders' Equity and in Note 12 - Common Stock and Preferred Stock.

41. We note the disclosure of the details of other current assets in Note 4 on page F-10. To ensure a comparable presentation between periods, as previously requested, please revise the December 31, 2021 balance sheet to present accounts receivable and inventory in separate captions on its face. Disclose the amount of any allowance for doubtful accounts at the end of each period. Further, revise the financial statements to include an aging of your accounts receivables at the end of each reported period.

Consolidated Statements of Operations, page F-3

42. Revise the statements of operations to present depreciation as a component of Profit/loss from operations. Refer to the guidance in ASC 360-10 and SAB Topic 11.B. In addition, please revise the notes to financial statements to provide the disclosures required by ASC 360-10-50 relating to depreciation recorded in the reported periods.

43. We note your response to comment 30. Please revise the statements of operations to disclose basic and diluted earnings per share on the face of the statements, as required by ASC 260-10-45-2. Also, as previously requested, revise the filing to present all basic and diluted earnings per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists.

44. As a related matter, please revise the disclosure added in Note 15 on page F-13 to correctly calculate basic earnings per share for the year ended December 31, 2021 and revise the filing throughout to present the correct basic earnings per share amounts.

45. Please tell us and revise the notes to financial statements to explain why you recognized no income tax expense in any of the reported annual periods.

Consolidated Statements of Stockholders' Equity, page F-4

46. The amounts presented for Additional Paid-in Capital and Retained Earnings (Accumulated Deficit) on this statement as of December 31, 2021 and 2022, respectively, are not reflective of the amounts presented on your audited balance sheets. Please revise, or advise us.

Consolidated Statements of Cash Flows, page F-5

47. We note that you present captions and corresponding amounts for "net changes in

noncurrent assets" and "net changes in noncurrent liabilities". Please tell us why you present these amounts, how they represent investment activities of the registrant, and how your presentation is compliant with ASC 230-10-45. Alternatively, revise to present a statement that fully complies with that guidance. In addition, revise to separately present cash paid for your business acquisitions in each of the reported annual periods.

48.   Tell us why you present "Additional paid in capital" and "Changes in retained earnings" as part of cash flows from financing activities. Tell us how your presentation complies with the guidance in ASC 230-10-45. Otherwise, revise your presentation to comply.

Note 1: Organization, History and Business, page F-6

49.   We note your response to prior comment 24 and we reissue the comment in part. Please provide us with your significance test calculations for each acquisition consummated in fiscal 2021, fiscal 2022 and through the date of your next amendment. In addition, provide us with similar significance test calculations for your planned acquisitions that are still pending, including for example, AL Shola Al Modea Safety and Security LLC and Petro Line FZ LLC. Further, as it appears that you have concluded that your acquisition of Quality International meets the significance levels outlined in Rule 1-02(w) of Regulation S-X to require the financial statements and related pro forma financial information outlined in Rules 8-04 and 8-05 of Regulation S-X, please revise this filing to include that information.

50.   We note your response to prior comment 25 and the revised disclosure included in this note regarding your acquisitions. Please address the following:

- Revise to also disclose the March 2022 acquisition of Vehicle Converters LLC, or advise us.
- Expand the discussion of each consummated or planned acquisition to disclose the amount and form of consideration exchanged or to be exchanged.
- Revise this note, or include a separate note, to provide all the disclosures required by ASC 805-10-50 and ASC 805-30-50. Refer also to the guidance provided in Example 5 - Illustration of Disclosure Requirements at ASC 805-10-55-37 through 55-50.
- Disclose, consistent with ASC 805-10-5-2h, the amounts of revenue and earnings of the acquired entities since the acquisition dates included in the consolidated income statement for the reporting period, supplemental pro forma information, and/or comparative financial statements. Note that the requirement applies to individually immaterial business combinations occurring during the reporting period that are material collectively, for which the information should be disclosed in the aggregate, and business combinations occurring after the reporting date but before the financial statements are issued or are available to be issued.

Note 2: Summary of significant Accounting Policies, page F-7

51.   We note your response to comment 27. Please revise this note to briefly describe the items

held in inventory at December 31, 2022, and to disclose how you account for inventory (e.g., lower of cost or net realizable value). Also, disclose your policy for evaluating and recording inventory impairments. Refer to ASC 330-10-50-1.

52. We note your response to comment 40. It appears the filing has not been updated to reflect the requested changes, as we note that the Stock Based Compensation subsection on page F-8 continues to state that stock-based payments to non-employees are accounted for in accordance with ASC 505-50. Please revise your disclosures for stock-based payments with non-employees to comply with the guidance in ASC 718.

53. We note your response to comment 41. It appears the filing has not been updated to reflect the requested changes, as we note that the Revenue Recognition subsection on page F-7 continues to state that your accounting is based on ASC 605-10-S99-1. Please revise to provide the disclosures required by ASC 606-10-50 and 606-10-65 and update the reference to ASC 605-10-S99-1 on page F-7.

54. We note your response to comment 42. Your revised disclosure in the Business Segment subsection on page F-9 indicates that there is no operating segment to be reported as of December 31, 2022 and December 31, 2021. Please revise to clarify whether your conclusion is that the company currently operates one operating and reportable segment, and explain why. Identify your CODM and the level of information the individual uses to assess performance and allocate resources. Briefly describe how your four divisions fit into your business organization and your one operating and reportable segment. Refer to ASC 280-10-50.

55. We note your response to comment 42. As previously requested, please explain to us in detail how you considered the four operating divisions you describe in the business section in determining your operating and reportable segments. Specifically address whether or not each division meets each of the criterion identified in ASC 280-10-50-1. Similarly address the criteria outlined in ASC 280-10-50-10.

56. Refer to the Leases subsection on page F-9 and address the following:

- Please confirm to us that you have adopted the guidance in ASC 842 - Leases, and revise your financial statements to apply that guidance in accounting for your leases.
- Update the reference to ASC 840, *Leases,* in the first sentence.
- Revise to include all applicable disclosures required by ASC 842-20-50.
- Correct or remove the last sentence of the subsection, which current states that there were no lease arrangements during the two years ended December 31, 2022, as it is not reflective of disclosure in other sections of the filing, for example in the Properties section on pages 52-53, where you discuss various leasing arrangements. Please correct all similar inconsistencies in your disclosures.

Note 3: Cash and Cash Equivalents, page F-10

57. We note that you disclose cash and cash equivalents of $1,478,443 as of December 31,

2022. This amount does not agree with the amounts presented on your audited balance sheets on page F-2. Please revise the filing throughout to eliminate these and other inconsistencies. The comment also applies to the December 31, 2021 amounts presented for fixed assets of $204,311 and intangible assets of $1,256,329 in tables on page F-11.

Note 4: Other Current Assets, page F-10

58.   We note your response to comment 43 that the balance of Director's Current Account has been rectified and repaid in 2022; however, in this note you disclose a balance of $2,096,777 of Director's current accounts as of December 31, 2022. Please revise to disclose the material terms of the arrangement that resulted in the balance outstanding at December 31, 2022, or advise us.

Note 5: Goodwill, page F-10

59.   We note your response to comment 44. You disclose here that additional goodwill has been generated through the acquisition of Bull Head, Georgia, and Quality Industrial Corp. Please revise to disclose your policy for accounting for goodwill, and to describe how and when you assess your goodwill for impairment. Refer to ASC 350-20-35. In addition, please provide the disclosures required by ASC 350-20-50 relating to allocation, changes, and any impairment of goodwill in the reported periods.

Note 7: Other Assets, page F-10

60.   Please revise this note to describe each of the investments presented in the table, including the date on which you acquired the investment, the amount of the initial investment and, as applicable, the number shares and percentage ownership you hold. Explain how you are accounting for each investment. To the extent you account for any at fair value, disclose your fair value methodology and the amount of related gain or loss you recorded on your statements of operations in each annual period presented.

61.   We note your response to comment 46 that FB Fire Technologies Ltd. is a wholly owned subsidiary of ILUS and is eliminated in the financial statements. However, in this note you now disclose an investment in FB Fire Technology Ltd. of $1,678,955 as of December 31, 2022. Further, we note from the auditor's report that ILUS has decided not to consolidate the entity. We therefore reissue the comment. Please revise to clearly disclose how you accounted for FB Fire Technology Ltd. in your financial statements. Clarify whether you have consolidated this wholly owned subsidiary, and if so, explain why your investment account has not been eliminated in consolidation pursuant to the guidance in ASC 810.

Note 10: Other Current Liabilities
Note 11: Other Non Current Liabilities, page F-11

62.   We note your disclosures of other current and non-current liabilities. Please revise each note to describe the transactions reflected in the loans payable of $82,235,560, borrowings

of $18,220,315, and borrowings from financial institution of $12,378,098 as of December 31, 2022. Also address the loans payable balance at December 31, 2021.

Note 12: Common Stock and Preferred Stock, page F-12

63.   Please revise the last sentence of this note to provide the number of shares of common stock outstanding as of December 31, 2022. Similarly, Note 13 is labelled Marketing and Sales Expenses but appears to disclose the components of net revenues. Please revise.

64.   We note your response to comment 48 that the redeemable shares are classified as temporary equity; however, the consolidated balance sheet does not appear to reflect preferred Class E shares as part of temporary equity. Please revise as appropriate, or advise us.

Note 22: Notes Payable, page F-15

65.   We note your response to comment 32 and the revised disclosure included in this note. Please provide us with your analysis of the conversion feature of the convertible notes and include appropriate references to the accounting guidance on which you relied. Also, include a table that reconciles the convertible notes outstanding at each period end with the amounts presented on the audited balance sheet.

66.   We note your response to comment 33. With respect to the warrants issued to Discover Growth Fund, LLC and AJB Capital Investment LLC, please explain in detail how you accounted for the warrants. Include in your response an explanation of how you determined whether or not the warrants should be classified within equity with no adjustments for changes in fair value, or classified as a liability at fair value with adjustments each period. See ASC 815-40.

Note 23: Subsequent Events, page F-16

67.   We note your response to comment 34. Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50.

Exhibit 23 - Consent of Independent Registered Public Accounting Firm, page X-23

68.   Please have your auditor revise its consent to only refer to its audit report dated April 6, 2023, as the filing no longer includes an audit report dated December 9, 2022. In addition, have your auditor identify the financial statements to which the report relates (e.g., our report dated April 6, 2023, relating to the financial statements of Ilustrato Pictures International, Inc. as of and for the two years ended December 31, 2022).

General

69.   Please tell us with specificity where you responded to comments 52 and 53.

You may contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Scott Doney, Esq.